MoPals.com, Inc.
294 Richmond Street East, Suite 200
Toronto, Canada M5A 1P5

August 19, 2013

VIA EDGAR
John. P. Noland, Senior Assistant Chief Acountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          MoPals.com, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed April 16, 2013
Form 8-K
Filed March 26, 2013
Filed March 26, 2013
File No. 333-105778

Dear Mr. Noland:

We are in receipt of your comment letter dated July 10, 2013 regarding the above referenced filing, requesting a response within ten business days.  As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

 Form 8-K filed March 26, 2013

1.
Please amend this Form 8-K to file the required pro forma financial information reflecting the disposition of the operations of MorgageBrokers.com and the subsequent reverse acquisition of it by MoPals.com.

Response: We respectfully advise the Staff that we have filed the required pro forma financial information reflecting the disposition of the operations of MorgageBrokers.com and the subsequent reverse acquisition of it by MoPals.com as exhibit 99.1.

2.	P lease amend this Form 8-K to provide a consent from EFP Rotenberg, LLP for the inclusion of its report on the financial statements of MoPals.com in it.

Response: In response to the Staff’s comment, we have provide a consent from EFP Rotenberg, LLP for the inclusion of its report on the financial statements of MoPals.com as exhibit 23.1

3.	Please file the information required by Item 4.01 of Form 8-K reporting the change in the primary accountant of the registrant.

Response: In response to the Staff’s comment, we have provide a the information required by item 4.01 of Form 8-K reporting the change in the Company’s primary accountant.
The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MoPals.com, Inc
By:	/s/ Alex Haditaghi
Name: Alex Haditaghi
Title: President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer